AMG PANTHEON FUND, LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

July 26, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Ashley Vroman-Lee and Ms. Lauren Hamilton

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effective date of Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) be accelerated to a date no later than Friday, July 28, 2017.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Adam Lovell of Ropes & Gray LLP at (202) 508-4688 as soon as the Registration Statement has been declared effective.

Very truly yours,

AMG PANTHEON FUND, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer

AMG FUNDS LLC

By:	/s/ Mark J. Duggan
Name:	Mark J. Duggan
Title:	Senior Vice President and Senior Counsel

July 26, 2017

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Ashley Vroman-Lee and Ms. Lauren Hamilton

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins the request of the Fund that the effective date of Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 be accelerated to a date no later than Friday, July 28, 2017.

Very truly yours,

AMG DISTRIBUTORS, INC.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer

AMG Distributors Inc.     600 Steamboat Road     Suite 300     Greenwich, CT 06830

A123-4567